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                                                                        Rule 425
                                                      Filer: Greater Bay Bancorp
                                                     Issuer: Greater Bay Bancorp
                                                 Commission File Number: 0-25034

For Information Contact
-----------------------
At Greater Bay Bancorp:                At The Financial Relations Board:
David L. Kalkbrenner                   Christina Carrabino (general information)
President and CEO                      Stephanie Mishra (analyst contact)
(650) 614-5767                         (415) 986-1591
Steven C. Smith
EVP, CAO and CFO
(650) 813-8222

                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

                       GREATER BAY BANCORP EXPECTS TO MEET
                 CONSENSUS EARNINGS ESTIMATES FOR THIRD QUARTER

      --Schedules Third Quarter 2001 Earnings Release And Conference Call--

PALO ALTO, CA, October 8, 2001 -- Greater Bay Bancorp (Nasdaq: GBBK), a financial services holding company, announced that it will broadcast its third quarter 2001 earnings conference call live via the Internet on Wednesday, October 17, 2001.

The Company also reported that it expects third quarter 2001 core and net earnings per share of $0.48, which is in line with First Call analysts' consensus estimates. The Company also reaffirmed that, based on current market and economic conditions, it anticipates its full year core earnings, exclusive of one-time costs related to the merger of SJNB Financial Corp. and other nonrecurring items, to meet the First Call analysts' consensus estimates.

David L. Kalkbrenner, President and Chief Executive Officer of Greater Bay Bancorp, commented, "The anticipated third quarter earnings remain consistent with the guidance we published in June of this year at the time we announced our pending merger with SJNB Financial Corp. Because of that merger, we suspended our stock repurchase program so that we could account for the merger as a pooling-of-interests. Although the SEC granted some emergency exemptions from the pooling requirements, other SEC rules prevent us from resuming our stock repurchase program as we are in the middle of soliciting proxies for the shareholder meetings to vote on the merger. If not for the status of the merger, we would likely be in the market purchasing our stock, since, at current levels, we believe it would make an excellent investment for us."

A press release outlining the third quarter financial results will be distributed at 5:45 am PDT on October 17, 2001. The conference call will begin at 8:00 am PDT on October 17, 2001 and will last for approximately one hour.

                                     -more-


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Greater Bay Bancorp Expects to Meet Consensus Earnings Estimates for Third
Quarter
October 8, 2001
Page 2


Investors have the opportunity to listen to the conference call live over the Internet through Street Events, Inc., at http://www.streetevents.com. Investors
                                         ---------------------------
should go to the StreetEvents Web site 15 minutes prior to the start of the call, as it may be necessary to download audio software to hear the conference call. To do so, investors should click on the Windows Media Player icon at the bottom of the screen and follow directions from there. A replay of the conference call will be available on the StreetEvents Web site for 30 days and via telephone through October 24, 2001 by dialing 703-925-2435, passcode 5587068.

Greater Bay Bancorp's corporate press releases are available on the Company's Web site at http://www.gbbk.com.
            -------------------

Greater Bay Bancorp through its ten subsidiary banks, Bank of Petaluma, Bank of Santa Clara, Bay Area Bank, Bay Bank of Commerce, Coast Commercial Bank, Cupertino National Bank, Golden Gate Bank, Mid-Peninsula Bank, Mt. Diablo National Bank and Peninsula Bank of Commerce, along with its operating divisions, serves clients throughout Silicon Valley, San Francisco, the San Francisco Peninsula, the East Bay Region, the North Bay Region and the Central Coastal Region.

Safe Harbor

Certain matters discussed in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements relate to the Company's current expectations regarding future operating results, net loan charge-offs, rate of loan loss reserve to total loans, growth in loans, deposits and assets, continued success of its Super Community Banking strategy and the strength of the local economy. These forward looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements to differ materially from those expressed, suggested or implied by the forward looking statements. These risks and uncertainties include, but are not limited to: (1) the impact of changes in interest rates, a decline in economic conditions at the international, national and local levels and increased competition among financial service providers on the Company's results of operations, the Company's ability to continue its internal growth at historical rates, the Company's ability to maintain its net interest spread, and the quality of the Company's earning assets; (2) any difficulties that may be encountered in integrating newly acquired businesses and in realizing operating efficiencies; (3) government regulation; (4) the risks relating to the Company's warrant positions; and (5) the other risks set forth in the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2000.

Greater Bay Bancorp has filed a registration statement on Form S-4 (Reg. No. 333-68336) with the SEC in connection with the proposed merger with SJNB Financial Corp. The registration statement includes a prospectus/proxy statement which was sent to shareholders of Greater Bay Bancorp and SJNB Financial Corp. seeking their approval of the proposed merger. The registration statement can be obtained at the Internet World Wide Web site maintained by the SEC at "http://www.sec.gov."

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Greater Bay Bancorp Expects to Meet Consensus Earnings Estimates for Third
Quarter
October 8, 2001
Page 2


For investor information on Greater Bay Bancorp at no charge, call our automated shareholder information line at 1-800-PRO-INFO (1-800-776-4636) and enter code GBBK. For international access, dial 1-201-432-6555.

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